UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Capital One Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14040H105

(CUSIP Number)

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Attention: Jan-Willem Vink

Telephone: +31 20 576 4065

Facsimile: +31 20 576 0950

Email: jan-willem.vink@ing.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

Copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Mark J. Menting, Esq.

Brian E. Hamilton, Esq.

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Email: mentingm@sullcrom.com

hamiltonb@sullcrom.com

September 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons ING Groep N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 802,639[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 802,639
11	Aggregate Amount Beneficially Owned by Each Reporting Person 802,639
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1381%[2]
14	Type of Reporting Person (See Instructions) HC

[1]

These shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Certain of these shares may be managed by third-party sub-managers over which ING Groep and its subsidiaries do not have the ability to either direct the vote or the disposition of such shares. ING Groep disclaims beneficial ownership of such shares.

[2]	The percentage is calculated based on 580,999,459 shares outstanding as of August 27, 2012.

1	Name of Reporting Persons ING Bank N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) BK

Statement on Schedule 13D/A

This Amendment No. 1, being filed by ING Groep N.V. (“ING Groep”), a naamloze vennootschap organized under the laws of The Netherlands, and ING Bank N.V. (“ING Bank”), a naamloze venootschap organized under the laws of The Netherlands and a wholly owned subsidiary of ING Groep, amends the Schedule 13D initially filed on February 27, 2012 (“Original 13D”), relating to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Capital One Financial Corporation (the “Company”), whose principal executive offices are located at 1680 Capital One Drive, McLean, Virginia. Information reported in the Original 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

Item 2. Identity and Background.

Annex I-A, I-B and I-C of the Original 13D are hereby amended and restated as set forth in the Annex I-A, I-B and I-C attached hereto and incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

On September 10, 2012, ING Bank sold an aggregate of 54,028,086 shares of Common Stock in an underwritten public offering (the “Offering”), pursuant to the underwriting agreement, dated September 4, 2012, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters listed in Schedule I thereto (collectively, the “Underwriters”), the Company and ING Bank (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, ING Bank sold such 54,028,086 shares of Common Stock to the Underwriters at a price of $55.2482 per share of Common Stock. Such 54,028,086 shares represent all shares received by ING Bank pursuant to the Purchase Agreement. In addition, pursuant to the Underwriting Agreement, ING Bank has agreed not to sell any Shares (subject to certain exceptions) for up to 60 days from September 4, 2012. The Underwriting Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Original 13D is hereby amended and restated as follows:

(a) As of August 27, 2012, the Company has informed us there were 580,999,459 shares of Common Stock issued and outstanding.

As of September 10, 2012, an aggregate of 802,639 shares of Common Stock were held by indirect subsidiaries of ING Groep that have the power to vote and direct the disposition of such shares in their role as a discretionary manager of client portfolios. The shares of Common Stock held by indirect subsididaries of ING Groep represent approximately 0.1381% of the outstanding shares of the Company’s Common Stock. ING Groep disclaims beneficial ownership of such shares.

As of September 10, 2012, ING Bank beneficially owned no shares of Common Stock.

Item 5(c) of the Original 13D is hereby amended and restated as follows:

(c) On July 23, 2012, 39,948 shares of Common Stock were purchased in a rebalancing transaction for the account of ING Corporate Leaders 100 Fund, a registered investment company, which is managed by ING Investments LLC, a wholly-owned indirect subsidiary of ING Groep. These shares were purchased at prices ranging from $54.80 to $54.86 per share.

Except as described herein, neither ING Groep nor, to its knowledge, any of the members of its Supervisory Board nor any of the executive officers or members of its Executive Board have engaged in any transactions in shares of Common Stock in the past 60 days. Except as described herein, neither ING Bank nor, to its knowledge, any of the members of its Supervisory Board, or any of the members of Management Board Banking have engaged in any transactions in shares of Common Stock in the past 60 days. Except as described herein, neither the Trust nor, to ING Groep’s or ING Bank’s knowledge, any of the members of the Board of the Trust have engaged in any transactions in shares of Common Stock in the past 60 days.

Item 5(e) of the Original 13D is hereby amended and restated as follows:

(e) On September 10, 2012, upon the closing of the Offering, both ING Groep and ING Bank ceased to be the beneficial owner of more than five percent of outstanding shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following sentence at the end of the first paragraph thereof:

The ING Representative, Eli Leenaars, resigned from his position on the Board on September 10, 2012, which is the Representation Termination Date for purposes of the Shareholders Agreement as a result of ING Bank having sold at least 17,829,269 shares of Common Stock in the Offering.

Item 6 of the Original 13D is hereby further amended and supplemented by adding the following statement immediately prior to the final paragraph thereof:

On September 10, 2012, ING Bank sold all 54,028,086 shares subject to the Shareholders Agreement in the Offering described in Item 4 above, and the Shareholders Agreement was terminated pursuant to its terms, subject to certain exceptions with respect to certain indemnification and contribution provisions and certain representations and warranties.

In connection with the Offering described in Item 4 above, ING Bank has entered into the Underwriting Agreement, under which it has agreed to, among other things, refrain from selling any Shares (subject to certain exceptions) for up to 60 days from September 4, 2012. The Underwriting Agreement is incorporated by reference in Item 7 and the terms of the Underwriting Agreement are hereby incorporated by reference in this Item 6.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit	Description

7	Underwriting Agreement, dated September 4, 2012 among Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, the Company and ING Bank (filed as Exhibit 1 to the Company’s Report on Form 8-K on September 10, 2012).*

*	Incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

ING GROEP N.V.

By:	/s/ Fred Severin
	Name:	Fred Severin
	Title:	Compliance Officer

By:	/s/ Sander Valkering
	Name:	Sander Valkering
	Title:	Business Manager

ING BANK N.V.

By:	/s/ Fred Severin
	Name:	Fred Severin
	Title:	Compliance Officer

By:	/s/ Sander Valkering
	Name:	Sander Valkering
	Title:	Business Manager

Annex I-A

ING Groep N.V. SUPERVISORY BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jeroen van der Veer (Dutch)	Retired. Former Chief Executive Officer of Royal Dutch Shell plc

c/o ING SB Secretariat

P.O. Box 1800 1000 BV Amsterdam The Netherlands

Peter Elverding (Dutch)	Retired. Former Vice Chairman of the Supervisory Board of De Nederlandsche Bank N.V. and former chairman of the management board of Director of Royal DSM N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Tineke Bahlmann (Dutch)	Chairman of the Dutch Media Authority and professor in Business Administration at the University of Utrecht.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Henk Breukink (Dutch)	Retired. Former Managing Director of F&C and Country Head for F&C Netherlands

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Jan Holsboer (Dutch)	Retired. Former Executive Board member of Univar N.V. and former member of the Executive Boards of ING Group and Nationale-Nederlanden N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Sjoerd van Keulen (Dutch)	Chairman of Holland Financial Centre

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Piet Klaver (Dutch)	Retired. Former Chairman of the Executive Board of SHV Holdings N.V

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Joost Kuiper (Dutch)	Retired. Former Executive Board Member of ABN AMRO Bank N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Robert Reibestein (Dutch)	Retired. Former Senior Partner of McKinsey & Company

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Yvonne van Rooy (Dutch)	Retired. Former Dutch Minister of Foreign Trade and former member of the Dutch Parliament and the European Parliament

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Luc Vandewalle (Dutch)	Retired. Former chairman and non-executive member of ING Belgium NV/SA

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Lodewijk de Waal (Dutch)	Retired. Former Director Humanitas (the Netherlands)

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

ING Groep N.V. EXECUTIVE BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Hommen (Dutch)	CEO, Chairman Executive Board ING Group, Management Board Banking and Management Board Insurance

c/o ING EB Secretariat Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Patrick Flynn (Irish)	CFO, Member Executive Board ING Group, Management Board Banking and Management Board Insurance

c/o ING EB Secretariat Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Wilfred Nagel (Dutch)	Member Executive Board ING Group, Management Board Banking and Management Board Insurance

c/o ING EB Secretariat Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Annex I-B

ING Bank N.V. SUPERVISORY BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jeroen van der Veer (Dutch)	Retired. Former Chief Executive Officer of Royal Dutch Shell plc

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Peter Elverding (Dutch)	Retired. Former Vice Chairman of the Supervisory Board of De Nederlandsche Bank N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Tineke Bahlmann (Dutch)	Chairman of the Dutch Media Authority and professor in Business Administration at the University of Utrecht.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Henk Breukink (Dutch)	Retired. Former Managing Director of F&C and Country Head for F&C Netherlands.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Jan Holsboer (Dutch)	Retired. Former Executive Board member of Univar N.V. and former member of the Executive Boards of ING Group and Nationale-Nederlanden N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Sjoerd van Keulen (Dutch)	Chairman of Holland Financial Centre

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Piet Klaver (Dutch)	Retired. Former Chairman of the Executive Board of SHV Holdings N.V

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Joost Kuiper (Dutch)	Retired. Former Executive Board Member of ABN AMRO Bank N.V.

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Robert Reibestein (Dutch)	Retired. Former Senior Partner of McKinsey & Company

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Yvonne van Rooy (Dutch)	Retired. Former Dutch Minister of Foreign Trade and member of Dutch Parliament and European Parliament

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Luc Vandewalle (Dutch)	Chairman and non-executive member of ING Belgium NV/SA

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Lodewijk de Waal (Dutch)	Retired. Former Director Humanitas (the Netherlands)

c/o ING SB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

ING Bank N.V. MANAGEMENT BOARD BANKING MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Hommen (Dutch)	CEO, chairman Executive Board ING Group, Management Board Banking and Management Board Insurance

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Patrick Flynn (Irish)	CFO, member Executive Board ING Group, Management Board Banking and Management Board Insurance

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

J.V. (Koos) Timmermans (Dutch)	Vice-chairman of the Management Board Banking

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Wilfred Nagel (Dutch)	Chief Risk Officer, member Management Board Banking and Management Board Insurance

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

William Connelly (French)	CEO of Commercial Banking, Member Management Board Banking.

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

C.P.A.J. (Eli) Leenaars (Dutch)	CEO Retail Banking Direct and International. Member Management Board Banking.

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Hans van der Noordaa (Dutch)	CEO Retail Banking Benelux. Member Management Board Banking.

c/o ING MBB Secretariat P.O. Box 1800 1000 BV Amsterdam The Netherlands

Annex I-C

Stichting ING Aandelen Board Members

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Veraart (Dutch)	Retired. Former Chairman of the Executive Board of Hollandsche Beton Groep

c/o ING Trust Office Location AMP C.01.007 Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Paul Frentrop (Dutch)	Professor Corporate Governance and Capital Markets Nyenrode Business University

c/o ING Trust Office Location AMP C.01.007 Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Harrie L.J. Noy (Dutch)	Retired. Former chairman Executive Board ARCADIS N.V.

c/o ING Trust Office Location AMP C.01.007 Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Herman Hazewinkel (Dutch)	Retired. Former chairman of the Executive Board Koninklijke Volker Wessels Stevin N.V.

c/o ING Trust Office Location AMP C.01.007 Bijlmerplein 888 1102 MG Amsterdam The Netherlands

Mick den Boogert (Dutch)	Retired. Professor securities law (emeritus) Groningen University

c/o ING Trust Office Location AMP C.01.007 Bijlmerplein 888 1102 MG Amsterdam The Netherlands